SEC 18000701

Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-35853 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFG Equities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6111 Broken Sound Parkway,NW Suite 150

(No. and Street)

| Boca Raton | Florida | 33487 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis H. Blackinton 561-998-0700 ext. 119

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sandler & Company, P.C.

(Name – *if individual, state last, first, middle name*)

| 144 Gould Street | Needham | MA | 02494 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 18 2018
DIVISION OF TRADING & MARKETS

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OMC 6/18/18

# OATH OR AFFIRMATION

I, Dennis H. Blackinton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFG Equities, Inc., as of February 22, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PATRICIA A. MANCUSO
Notary Public - State of Florida
My Comm. Expires Mar 1, 2018
Commission # FF 068290
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TFG EQUITIES, INC.
# FINANCIAL STATEMENTS AND
# SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a5(d)
# OF THE SECURITIES AND EXCHANGE COMMISSION AND
# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**DECEMBER 31, 2017**

**TFG EQUITIES, INC.**

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2017

CONTENTS

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of TFG Equities, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TFG Equities, Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of TFG Equities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of TFG Equities, Inc.'s management. Our responsibility is to express an opinion on TFG Equities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TFG Equities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The computation of net capital, aggregate indebtedness, and basic net capital requirement pursuant to rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of TFG Equities, Inc.'s financial statements. The supplemental information is the responsibility of TFG Equities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital, aggregate indebtedness, and basic net capital requirement pursuant to rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sandler & Company PC

We have served as TFG Equities, Inc.'s auditor since 2014.

Needham, Massachusetts

February 22, 2018

**TFG EQUITIES, INC.**

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

## ASSETS

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash | $ 17,802 |
| **TOTAL ASSETS** | $ 17,802 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| Accounts Payable | $ 4,438 |
| **TOTAL LIABILITIES** | $ 4,438 |
| **STOCKHOLDER'S EQUITY** | |
| Common stock, $1.00 par value: | |
| Authorized 10,000 shares, issued and outstanding 5,000 shares | $ 5,000 |
| Additional paid-in capital | 1,453,878 |
| Accumulated deficit | (1,445,514) |
| **TOTAL STOCKHOLDER'S EQUITY** | 13,364 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | **$ 17,802** |

The accompanying notes are an integral part of these financial statements.

**TFG EQUITIES, INC.**

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---|
| **EXPENSES** | | |
| Administrative services | $ | 9,024 |
| Rent | | 6,452 |
| Accounting fees | | 5,000 |
| Office expense | | 7,340 |
| FINRA and other fees | | 10,343 |
| Telephone | | 1,276 |
| **TOTAL EXPENSES** | | 39,435 |
| **NET LOSS** | $ | (39,435) |

The accompanying notes are an integral part of these financial statements.

**TFG EQUITIES, INC.**

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2017

| | Common Stock Shares | Common Stock Amounts | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| **BALANCE AT BEGINNING OF YEAR** | 5,000 | $ 5,000 | $ 1,408,878 | $ (1,406,079) | $ 7,799 |
| ADDITIONAL PAID-IN CAPITAL | - | - | 45,000 | - | 45,000 |
| NET LOSS | - | - | - | (39,435) | $ (39,435) |
| **BALANCE AT END OF YEAR** | 5,000 | $ 5,000 | $ 1,453,878 | $ (1,445,514) | $ 13,364 |

The accompanying notes are an integral part of these financial statements.

**TFG EQUITIES, INC.**

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Cash paid out | $ (34,847) |
| **NET CASH USED BY OPERATING ACTIVITIES** | (34,847) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Additional paid-in capital | 45,000 |
| **NET CASH PROVIDED BY FINANCING ACTIVITIES** | 45,000 |
| **NET INCREASE IN CASH** | 10,153 |
| **CASH AT BEGINNING OF YEAR** | 7,649 |
| **CASH AT END OF YEAR** | $ 17,802 |

The accompanying notes are an integral part of these financial statements.

**TFG EQUITIES, INC.**

STATEMENT OF CASH FLOWS (continued)

YEAR ENDED DECEMBER 31, 2017

| | |
|---|---|
| **RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES:** | |
| Net loss | $ (39,435) |
| Adjustments to reconcile net loss to net cash used by operating activities: | |
| Changes in operating assets: | |
| Other receivable | 150 |
| Changes in operating liabilities: | |
| Accounts payable | 4,438 |
| **TOTAL ADJUSTMENTS** | 4,588 |
| **NET CASH USED BY OPERATING ACTIVITIES** | $ (34,847) |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – BUSINESS

**Organization** – TFG Equities, Inc. (the "Company") was organized as a Massachusetts corporation on April 2, 1986, pursuant to Chapter 156B of the Massachusetts general laws, to engage in and carry on the business of a broker/dealer in securities, including but not limited to the buying and selling of, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and nonnegotiable instruments or securities; to conduct financial research and to provide consulting services; to act as a general partner of limited partnerships and, in general, to carry on all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same may lawfully be done. The company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The Company is wholly owned by The Tudor Trust.

The Company's brokerage business has been inactive since 2002. The Company maintains its registration as a broker dealer and incurs administrative expenses necessary for that purpose. The annual administrative expenses are covered by capital contributions from the sole stockholder. The Company's ability to continue in existence depends on the stockholder's continued capital contributions.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

**Income Taxes** – No income taxes have been provided as the Company has elected to be taxed as an S Corporation. The Company's income or loss is allocated to the stockholder for income tax purposes. If the Company's income tax returns are examined by the Internal Revenue Service or state taxing authority and such an examination results in a change in the Company's taxable income (loss), such change will be reported to the stockholder.

Currently, tax years 2014-2017 are open and subject to examination by the Internal Revenue Service and the Massachusetts Department of Revenue. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

**Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**NOTE 3 – NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. The Company had net capital, as defined, of $13,364 at December 31, 2017. The minimum net capital requirement is $5,000.

**NOTE 4 – RELATED PARTY TRANSACTIONS**

Included in administrative services, rent (as a tenant-at-will), office expense, and telephone are charges by The Finch Corporation, an affiliate of the stockholder, for the Company's allocable share of expenses which amounted to $24,092. Accounts payable at December 31, 2017 for its allocable share of expenses amounted to $4,438.

**NOTE 5 – COMMON STOCK**

Common shares are voting and dividends are paid at the discretion of the Board of Directors.

**NOTE 6 – SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 22, 2018, the date of the financial statements were available to be issued, and has determined that there are no subsequent events which occurred that require recognition or additional disclosure in these financial statements.

**TFG EQUITIES, INC**

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2017

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 13,364 |
| Deduct ownership equity not allowable for capital | - |
| Total ownership equity qualified for capital | 13,364 |
| Less haircuts on securities | - |
| Net capital | $ 13,364 |
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ - |
| Minimum dollar net capital required | $ 5,000 |
| Net capital required (greater of 6-2/3% of total aggregate indebtedness and minimum dollar net capital required) | $ 5,296 |
| Excess net capital (net capital less net capital required) | $ 8,068 |
| Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital | $ 7,364 |
| Total aggregate indebtedness from statement of financial condition | $ 4,438 |
| Percentage of aggregate indebtedness to net capital | 33.21% |

There is no difference in Net Capital per the quarterly focus report and the audited statement.

See Report of Independent Registered Public Accounting Firm

TFG Equities, Inc.
Exemption Report Pursuant to Rule 15c3-3
Of The Securities and Exchange Commission
December 31, 2017

TFG Equities ("the Company") claims exemption from SEC Rule 15c3-3 under subscription (k)(2)(i) for the year ended December 31, 2017. During the year the Company did not conduct any financial transactions with or for customers, did not carry margin or other customer accounts, and did not hold funds or securities for customers.

Therefore, the computation for determination of reserve requirements and information relating to the possession and control requirements pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provision throughout the year, without exception.

Signature:______________________________
Dennis H. Blackinton, President